EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Dividends

	For year ended March 31,
(Amounts in thousands)	2003	2004		2005	2006	2007
Income (loss) before income tax expense (benefit) and cumulative effect of accounting change	(4,059)	(1,012)		3,819	9,163	11,266

Fixed Charges:
Interest expense and amortization of debt costs	26	21		127	23	85
Interest portion of rental expense (estimated at 1/3)	1,343	1,347		1,321	1,333	1,267

Total Fixed Charges	1,369	1,368		1,448	1,356	1,352

Income (loss) before income tax expense (benefit) and cumulative effect of accounting change, plus fixed charges	(2,690)	356		5,267	10,519	12,618

Preferred Dividend Requirement ©	—	—		—	—	—

Total Fixed Charges and Preferred Dividends	1,369	1,368		1,448	1,356	1,352

Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Dividends ©	(a )	(b	)	3.6	7.8	9.3

(a) -	Due to a loss in 2003, the ratio coverage was less than 1:1. Additional earnings of $4.1 million would be required to achieve a coverage ratio of 1:1.

(b) -	Due to a loss in 2004, the ratio coverage was less than 1:1. Additional earnings of $1.0 million would be required to achieve a coverage ratio of 1:1.

(c) -	No preferred stock was issued or outstanding for any of the periods covered. Therefore, these ratios were the same for all periods.